CANADIAN NATURAL RESOURCES LIMITED
REPORTS VOTING RESULTS AT ANNUAL MEETING
CALGARY, ALBERTA – MAY 8, 2026 – FOR IMMEDIATE RELEASE
Canadian Natural held its Annual Meeting of Shareholders on May 7, 2026. The result of the vote by shareholders for each resolution is reported below.

1.The election of the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed.
	Votes For	Votes Withheld
Shelley A.M. Brown	1,318,109,116	9,085,190
	99.32%	0.68%
Dr. M. Elizabeth Cannon	1,318,761,424	8,432,883
	99.36%	0.64%
N. Murray Edwards	1,281,832,744	45,361,563
	96.58%	3.42%
Christopher L. Fong	1,233,806,307	93,388,000
	92.96%	7.04%
Ambassador Gordon D. Giffin	1,213,053,561	114,140,746
	91.40%	8.60%
Christine M. Healy	1,313,297,299	13,897,007
	98.95%	1.05%
Dr. Grant E. Isaac	1,325,514,980	1,679,327
	99.87%	0.13%
Steve W. Laut	1,304,222,672	22,971,635
	98.27%	1.73%
Honourable Frank J. McKenna	1,277,696,158	49,498,150
	96.27%	3.73%
Scott G. Stauth	1,312,197,438	14,996,869
	98.87%	1.13%
David A. Tuer	1,269,988,268	57,206,039
	95.69%	4.31%
Annette M. Verschuren	1,312,955,652	14,238,655
	98.93%	1.07%
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company does not undertake to update forward-looking statements except as required by applicable securities laws. Refer to our website for detailed forward-looking statements and notes regarding 'Non-GAAP and Other Financial Measures' at www.cnrl.com.

	Votes For	Votes Withheld
2.The appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, Calgary, Alberta as auditors of the Corporation for the ensuing year and the authorization of the Audit Committee of the Board of Directors of the Corporation to fix their remuneration.	1,321,098,967	44,491,224
	96.74%	3.26%
	Votes For	Votes Against
3.On an advisory basis, accepting the Corporation's approach to executive compensation, as described in the Information Circular.	1,308,662,966	18,528,723
	98.60%	1.40%
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 2100, 855 - 2 Street S.W. Calgary, Alberta, T2P 4J8 www.cnrl.com

SCOTT G. STAUTH President VICTOR C. DAREL Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company does not undertake to update forward-looking statements except as required by applicable securities laws. Refer to our website for detailed forward-looking statements and notes regarding 'Non-GAAP and Other Financial Measures' at www.cnrl.com.